FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
Questions for the week ending 9/9
Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.
Q. Why does the flag on the right side of the new US Airways aircraft appear to by flying the wrong way?
A. Many airlines headquartered in the United States display an American flag on both sides of their aircraft. Such is the case on the current US Airways livery as well as the new, combined company’s livery. On aircraft left, located in front of the aircraft number, the American flag appears with the “union” (the field of blue with stars) in the upper left corner (which is “the right way” according to popular belief).
When the American flag is placed on the right side of the aircraft, located in front of the aircraft numbers, the American flag appears with the “union” in the upper right corner. The reason for this is that it is supposed to look like the flag is blowing back in the wind created by the forward movement of the aircraft in flight. Imagine a flag blowing on a flagpole – that’s what the image is intended to emulate.
On the US Airways “flag” – an entirely different topic – it is part of the corporate logo and is a “stylized” flag, not intended to replicate the American flag. Therefore, it always appears in the same orientation with the “union” in the upper left corner, regardless of whether it appears on the left or right side of the aircraft tail or as a lock up with the US Airways logotype near the front on both sides of the fuselage.
Q. Is there a reason why the Heritage Logo is only painted on one side of the airplane? I think it would be a good idea to paint it on both sides (like the Star Alliance logo).
A. It’s a fairly complicated logo to paint on each plane, so to save time and money, it’s being painted on one side only. The reason for having the logo near the passenger door side is that it is the most visible area for something that small on the aircraft. It’s meant to be seen by the passengers, employees and the public and very few people see the other side of the plane up close. The Star Alliance logo is required to be on both sides, so it’s not the same situation.
Q. As a US Airways employee I was flying a trip today and I hear rumors that as of today, the merger is a no go because of the economic impact of the hurricane. Is this true?
A. As devastating as the hurricane was and continues to be for people in the Gulf Coast, the economic impact of the hurricane does not impact our plans to merge with US Airways. We’re still on track to close toward the end of September.
Q. Where can I find a list of all the cities the new company will serve?
A. We have yet to publish a combined list of the cities the new airline will serve. In the meantime, all of our AWA cities are listed on www.americawest.com and US Airways cities can be viewed at www.usairways.com. In addition, check out the combined route map in the August edition of Plane Talk.

Q. Is there any possibility that America West signage currently in use at the airports and other public areas will be made available for purchase to employees with nostalgic leanings?
A. Right now, there are not any plans in place to make signage at the airports and other public venues available for purchase; however, it’s something the facilities folks are considering. Unfortunately, one of the reasons the idea of a sale or raffle came to be is because some employees are taking items that don’t belong to them (in some cases, tearing walls as they remove the logo), most likely for their nostalgic value. Nostalgic or not, stealing is stealing, and we’d much rather see the old signage, etc., go up for sale with profits going to a better cause.
Another option is for the “old” AWA signage to be part of a museum-type display, which is also in the works. Look for more details to come – we hope to work out a plan for both a historical display and a sale. For America West employees, the first glimpse of “Memorial Hall” can be seen on Sept. 20, when the “America West Celebration/Open House” is held in Phoenix at CHQ.
Q. I just received my America West Benefits Open Enrollment packet in the mail. What gives? Does this mean that AWA’s benefits plan will be in place for the combined company?
A. It’s true that the AWA 2006 Annual Enrollment Guide packets began arriving in homes this week. What this means is that we’re progressing with benefits as a stand-alone company, since combined company benefits have not yet been determined. Likewise, US Airways employees will receive their enrollment info from their benefits team in the October timeframe.
For 2006, plan on completing benefits information as you have in the past. Any updates to benefits for the merged company will be communicated company-wide; however, those decisions will take some time, meaning open enrollment will proceed and benefits will remain status quo for now.
Look for more details (such as when and how to enroll) in the packet itself, and we’ll continue to update employees on any new benefits information.
Q. Will dependants of part-time employees hired prior to 1993 still be eligible for medical/dental benefits after the merger?
A. We will not be changing the benefits we offer our America West employees for 2006, including those offered to part-time employees hired before April 1993, who have “grandfathered” family coverage. Again, simply complete your benefits enrollment as you have in the past and consult your enrollment packet for further details.
Q. Reservations continue to receive a lot of calls from customers inquiring about what is going to happen to their miles when we merge. It is my understanding that they will be combined once the merger has been finalized. Is that information accurate enough to be telling passengers at this time?
A. Yes. Members who have equity in one or both programs will have the same amount of miles in a combined frequent flyer program. The process of integrating the miles between the two programs is expected to begin sometime next year. Members will continue to receive updates via email explaining the process, as well as the benefits of a combined loyalty program.
Q. High fuel prices have me very concerned about the upcoming merger and the airline’s ability to weather the storm. Is the merger a help or hindrance to the fuel situation? What can each of us do to help conserve precious dollars as they pour out to fuel purchases?
A. That’s a great question and it’s one we have heard more and more as the price of fuel continues to skyrocket past $60 to $70 per barrel.
Fortunately, we’ve been able to make some headway on the revenue side to compensate for the higher cost of fuel. If the price of fuel continues to increase, we’re hopeful that we will be able to continue to manage that increase aggressively on the revenue side (raising fares as appropriate to cover the increase in fuel costs). Realistically, it will be difficult for any airline to operate profitably with fuel at $70 and if fuel were to stay at these prices, we will likely see Chapter 11 filings by other airlines and possibly even liquidation for some. If that were to occur, our revenue situation at the merged carrier could improve proportionally, but again, that assumes that some capacity comes out of the current system. We believe that, as a combined company, the new US Airways can be a survivor even in a world of $60 fuel, and if capacity reductions occur as rapidly as we believe, we could even potentially operate profitably in that environment. Bottom line, we believe fuel at $70 per barrel only provides more compelling reasons to merge and move a combined, great airline forward. We are stronger together than either of us would be on our own, and this is true at $50 fuel, and truer than true at $70 fuel.
As far as cost savings opportunities for individuals and departments, we can generate significant cost savings by monitoring areas that we can control (since we can’t control the cost of fuel). Think of things like operating safely to reducing on-the-job injuries; conserving supplies when possible; checking the tag to be sure the bag is routed properly; double-checking every invoice to make sure we’re not being over-charged; encouraging on-line and kiosk check-in; we could go on and on, but the point is that all of us have the opportunity to save costs, which has never been more important than it is in today’s environment.
FORWARD-LOOKING STATEMENTS
Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularl y the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1,

2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.